UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File No. 001-42880

BLACK TITAN CORPORATION

(Registrant’s Name)

Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6

Mutiara Damansara, 47800 Petaling Jaya

Selangor Darul Ehsan, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events

Reminder to Shareholders to Vote at the 2026 Annual and Extraordinary General Meeting

Black Titan Corporation (the “Company”) reminds its shareholders that the Company’s 2026 Annual and Extraordinary General Meeting (the “Meeting”) will be held on Monday, November 16, 2026, at 9:00 a.m. (Eastern time), as a virtual meeting. Shareholders may attend the Meeting virtually via live webcast at https://www.cstproxy.com/blacktitancorp/2026. Every vote is important, regardless of the number of shares held, and the Company encourages all shareholders who have not yet voted to vote their shares as promptly as possible.

Shareholders may vote their shares (i) via the Internet at www.cstproxyvote.com, by having their proxy card available and following the prompts, or (ii) electronically during the virtual Meeting at https://www.cstproxy.com/blacktitancorp/2026. To attend and vote at the Meeting, shareholders will need the 12-digit control number included on their proxy card or voting instruction form. Shareholders may also listen to the Meeting by telephone by dialing 1-800-450-7155 (toll-free) within the U.S. and Canada or +1-857-999-9155 (standard rates apply) outside the U.S. and Canada, Conference ID: 9801957#.

Registered shareholders who do not have their control number may contact Continental Stock Transfer & Trust Company, the Company’s transfer agent, at proxy@continentalstock.com. Shareholders who hold their shares in “street name” through a bank, broker or other nominee must contact Continental Stock Transfer & Trust Company to obtain a control number and may need to obtain a legal proxy from their bank, broker or other nominee. Please allow up to 72 hours prior to the Meeting for processing of control numbers.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Black Titan Corporation

By:	/s/ Brynner Chiam
Name:	Brynner Chiam
Title:	Chief Executive Officer

Dated: November 13, 2026

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